November 7, 2019

William V. Williams
Chief Executive Officer
BriaCell Therapeutics Corp.
Suite 300   235 West 15th Street
West Vancouver, BC V7T 2X1

       Re: BriaCell Therapeutics Corp.
           Registration Statement on Form F-1
           Filed October 22, 2019
           File No. 333-234292

Dear Dr. Williams:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2019 letter.

Registration Statement on Form F-1 filed October 22, 2019

Prospectus Summary
Overview of the Company, page 5

1. We note your revisions in response to prior comment 3; however, your revised Summary presentation includes graphics concerning proposed mechanisms of action that are highly detailed, reliant on complex scientific terminology, and repetitive of graphics presented in your Business section. Accordingly, please revise your Summary presentation to remove these graphics or advise.
2. We note your revisions in response to prior comment 4. Your disclosure in the seventh paragraph on page 5 indicates that your development work is now focused on a combination therapy involving your product and Incyte Corporation's PD-1 inhibitor
 William V. Williams
FirstName LastNameWilliam V. Williams
BriaCell Therapeutics Corp.
Comapany 7, 2019
November NameBriaCell Therapeutics Corp.
November 7, 2019 Page 2
Page 2
FirstName LastName
         pursuant to a collaboration and supply agreement. If so, please revise the third and seventh paragraphs on page 5 to remove references to Keytruda and Merck. To the extent that you are actively pursuing development of a combination therapy using Keytruda and wish to highlight it in your Summary, the Summary should clarify whether you have a license and/or collaboration/supply agreement with Merck, or whether you will need such agreement(s) to commercialize a combination therapy using Keytruda.

Products/Pipeline, page 5

3. We note that you will need to complete your Phase I/IIa study and additional clinical studies before the FDA determines whether your product candidate will be approved for commercial sale. Please revise your disclosure to discuss the additional clinical studies that will need to be completed prior to submitting a Biologics License Application.
Description of Business
Manufacturing, page 72

4. We note your response to our prior comment 32. Please also expand your disclosure on page 72 to discuss the termination provisions of each agreement. In addition, please refile
         Exhibit 10.9 to include Attachments One and Two.
Government Regulation, page 72

5. We note your revised disclosure on page 74 that in some cases, FDA will grant preliminary marketing authorization for drugs treating areas of unmet medical need based on Phase 2 clinical trials and that in this case, they will also require confirmatory Phase 3 evaluation post-marketing. Please revise your disclosure to clarify whether you will need to complete Phase 3 clinical trials prior to submitting your marketing application and to describe what the Phase 3 evaluation post-marketing will entail. Material Agreements, page 122

6. We note that many of your material agreements relate to conducting clinical studies of a product candidate called BriaVaxTM. Please tell us the significance of BriaVaxTM to your business operations and why there is no disclosure relating to it in the discussion of your product candidates.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 William V. Williams
BriaCell Therapeutics Corp.
November 7, 2019
Page 3

        You may contact Franklin Wyman at (202) 551-3660 or Lisa Vanjoske at
(202) 551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at (202) 551-6553 or Joseph McCann at (202) 551-6262 with any other questions.



                                                           Sincerely,
FirstName LastNameWilliam V. Williams
                                                           Division of
Corporation Finance
Comapany NameBriaCell Therapeutics Corp.
                                                           Office of Life
Sciences
November 7, 2019 Page 3
cc:       Avital Perlman
FirstName LastName